SEC FILE NUMBER
   001-13007

CUSIP NUMBER
         146875109
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☒	Form 11-K	☐	Form 10-Q	☐	Form 10D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:  December 31, 2006

☐     Transition Report on Form 10-K
☐     Transition Report on Form 20-F
☐     Transition Report on Form 11-K
☐     Transition Report on Form 10-Q
☐     Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Carver Bancorp, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

75 West 125th Street
Address of Principal Executive Office (Street and Number)

New York, New York 10027
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Carver Bancorp, Inc. (the “Company”) hereby represents that it is unable to file the Annual Report on Form 11-K for the Carver Federal Savings Bank 401(k) Savings Plan for the year ended December 31, 2006 by June 29, 2007 without unreasonable effort and expense.  The Company had unanticipated delays in the collection and compilation of certain information required to be included in the Form 11-K.  The Company will file the Form 11-K on or before the fifteenth calendar day following the prescribed due date.

(Attach extra Sheets if Needed)

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Roy Swan	212	360-8820
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or l5(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).    Yes ☒     No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                Carver Bancorp, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	July 2, 2007	By:	/s/ Deborah C. Wright
		Name:	Deborah C. Wright
		Title:	Chairman & Chief Executive Officer